Exhibit 4.22

Dr. Amnon Mandelbaum- President

Telephone (212) 421-1616 , Facsimile (212) 750-7277

Dr. Fernando de la Vega CEO

PV Nano Cell Ltd.

8 Hamster Street

Migdal HaEmek 2310 I 02 Israel

FINANCIAL ADVISORY AGREEMENT

Dear Nando:

This agreement (“Agreement”) is made and entered into this January 9, 2017, between Sunrise Securities LLC (hereafter “Sunrise”) and PV Nano cell Ltd. (together with all subsidiaries, affiliates, successors and other controlled units, either existing or formed subsequent to the execution of this engagement, the “Company”).

In consideration of the mutual promises made herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	The Company hereby engages Sunrise upon the terms and conditions as set forth herein as its exclusive Financial Advisor with respect to Transactions with Digiflex Limited and any of its shareholders (including but not limited to its shareholders, affiliates, subsidiaries and successors “Digiflex” and similar matters upon the terms and conditions set forth herein. In that regard, Sunrise will assist the Company in arranging, identifying, analyzing, structuring and negotiating suitable business opportunities which the Company may take advantage of by purchase or sale of stock or assets, assumption of liabilities , merger , acquisitions, equity swap, consolidation, tender offer, joint venture, or any similar transaction or combination thereof. Sunrise understands that the Company seeks financial advisory service. It is acknowledged and agreed that any advisory is on a best efforts basis only. This Agreement should not be construed as a firm commitment or guarantee of any Transaction. Sunrise and the Company agree and acknowledge that the decision to consummate a Transaction shall be in the Company’s sole and absolute discretion. For the avoidance of the doubt it is agreed and acknowledge that financing is not covered under this agreement and if required in the future it will be covered under a separate agreement.

Sunrise Securities LLC
1330 Avenue of the Americas, 36th Floor, New York, NY 10019

2.	Except as otherwise specified in Paragraph 6 hereof, this Agreement shall be effective for a period of six (6) months, commencing upon the execution hereof and shall continue thereafter unless and until terminated on thirty days written notice by either party to the other party.

3.	During the term of this Agreement, Sunrise shall provide the Company with such regular and customary consulting advice as is reasonably requested by the Company, provided that Sunrise shall not be required to undertake duties not reasonably within the scope of the financial advisory services contemplated by this Agreement. It is understood and acknowledged by the parties that the value of Sunrise’s advice is not readily quantifiable, and that Sunrise shall be obligated to render advice upon the request of the Company, in good faith, but shall not be obligated to spend any specific amount of time in so doing.

4.	Sunrise shall render such other financial advisory and investment and/or investment banking services as may from time to time be agreed upon in writing by Sunrise and the Company.

5.	In consideration for the services rendered by Sunrise to the Company pursuant to this Agreement, the Company shall compensate Sunrise as follows:

A. The Company shall pay to Sunrise a nonrefundable cash advisory retainer fee (“Retainer Fee”) of seventy five thousand dollars ($75,000), out of which twenty-five thousand dollars (US$25,000) shall be paid by the Company by the date of January 25th 2017 and the remaining fifty thousand dollars ($50,000) shall be paid upon the closing of the Transaction with Digiflex.

B. At the first closing of each Transaction with Digiflex, the Company shall pay to Sunrise a Transaction fee (“Transact ion Fee”) that shall be equal to ten percent (I 0%) of the Aggregate Consideration in the same form paid by the Company (i.e. securities, cash or otherwise) in such Transaction. In the event the Transaction consideration will be in the form of securities, Sunrise may elect to either receive its Transaction fee in Company’s shares at no cost to Sunrise or its designees , or may instruct the Company to issue at no cost to Amnon Mandelbaum and any of its designees Transaction warrants (the “Transaction Warrants”) to purchase ten percent (10%) of the total Company’s shares that were issued to Digiflex and or to its shareholders as a Transaction consideration. The above Transaction Warrants shall have an exercise price per share of $0.0001 (Penny warrants). The terms of the Transaction Warrants shall be set fo1ih in one or more agreements (the “Transaction Warrants Agreements”) in form and substance reasonably satisfactory to Sunrise and the Company., The Transaction Warrants Agreements shall be for a term of seven years and will contain customary warrants terms (including without limitation, provisions for change of control, cashless exercise, and customary registration rights as provided to Digiflex’s shareholders and or to Digiflex).

For the purpose of this Agreement “Transaction or Transactions” shall mean merger, spinoff, share exchange, stock swap, business combination or reorganization, acquisition of some or all of the stock or assets of another company, purchase or sale of some or all of the stock or assets of the Company, joint venture , licensing agreement, royalty agreement, distribution agreement, product sales agreement or any similar transaction or combination thereof between the Company and Digifiex and or between the Company and Digiflex’ s shareholders.

Sunrise Securities LLC 1330 Avenue of the Americas, 36th Floor, New York, NY 10019	2

“Aggregate Consideration” shall mean the total consideration (stock, cash, assets and all other property (real or personal, tangible or intangible) plus debt assumed) exchanged or received, or to be exchanged or received directly or indirectly by the Company or any of its security holders in connection with any such Transaction, including without limitation any amounts paid or received, or to be paid or received pursuant to any employment agreement and consulting agreement (paid in connection with the Transaction), covenant not to compete, earn out or contingent payment right or similar arrangement , agreement or understanding, whether oral or written, associated with such Transaction. Transaction Fees shall be paid by the Company to Sunrise at the first closing of any Transaction, provided that the fee due to Sunrise as a result of consideration which is contingent upon the occurrence of some future event (e.g. earnout or the realization of earnings projections) shall be paid by the Company to Sunrise at the earlier of: (i) receipt of such consideration, or (ii) the time that the amount of such consideration can be determined.

C. The Company acknowledges and confirms that Sunrise originated and structured the Transaction with Digiflex Ltd. Thus any Transaction to be closed between the Company and Digiflex Ltd will be subject to the Transaction fee outlined in section 5B.

D. All Transaction fees that are due will be paid by the Company to the bank account of Sunrise Securities LLC.

Sunrise shall be responsible for its own tax liabilities arising as a result of the Transaction Fees and any consideration issued or paid to it by the Company.

6.	In the event that this Agreement shall not be renewed or if terminated for any reason, notwithstanding any such non -renewal or termination, Sunrise shall be entitled to a full fee as provided under Paragraph 5 hereof, for any Transaction with a Digiflex Ltd. for which communications were conducted during the term of this Agreement by the Company or by Sunrise on behalf of the Company which is consummated within a period of eighteen (18) months after non -renew al or termination of this Agreement. Upon non-renewal or termination of this Agreement, Sunrise shall provide the Company with a written list of individuals and entities (which List shall be deemed to include all of such individuals and entities respective subsidiaries, affiliates, successors and other controlled units, either existing or formed subsequent to the execution of this Agreement, collectively, the “List”) which List shall govern the operation of this Paragraph.

7.	In addition to the fees payable hereunder, and regardless whether any Transaction set forth in Paragraph 5 hereof is proposed or consummated, the Company shall reimburse Sunrise, on an as incurred basis, for all pre approved reasonable fees and disbursements of Sunrise’s outside counsel and Sunrise’s reasonable travel and out-of-pocket expenses incurred in connection with the services performed by Sunrise pursuant to this Agreement, provided that such reimbursements referenced in this Paragraph 7 will not exceed $5,000 in the aggregate, .

Sunrise Securities LLC 1330 Avenue of the Americas, 36th Floor, New York, NY 10019	3

8.	The Company acknowledges that all opinions and advice (written or oral) given by Sunrise to the Company in connection with Sunrise’s engagement are intended solely for the benefit and use of the Company in considering the transaction or financing to which they relate, and the Company agrees that no person or entity other than the Company shall be entitled to make use of or rely upon the advice of Sunrise to be given hereunder, and no such opinion or advice shall be used for any other purpose or reproduced, disseminated, quoted or referred to at any time , in any manner or for any purpose, nor may the Company make any public references to Sunrise, or use Sunrise’s name in any annual reports or any other reports or releases of the Company without Sunrise’s prior written consent, which shall not be unreasonably withheld.

9.	The Company acknowledges that Sunrise and its affiliates are in the business of providing financial services and consulting advice to others. Nothing herein contained shall be construed to limit or restrict Sunrise in conducting such business with respect to others, or in rendering such advice to others, except as such advice may relate to matters relating to the Company’s business and properties. In addition, the Company acknowledges and agrees that Sunrise may use, at Sunrise’s sole discretion, the services of third parties agents for the purposes of assisting Sunrise with the selling and distribution of the Securities of the Company; provided however, that the fees for such agents shall be paid by Sunrise out of its Transaction Fee.

10.	The Company recognizes and confirms that, in advising the Company and in fulfilling its engagement hereunder, Sunrise will use and rely on data, material and other information furnished to Sunrise by the Company. The Company acknowledges and agrees that in performing its services under this engagement, Sunrise may rely upon the data, material and other information supplied by the Company without independently verifying its accuracy, completeness or veracity, except to the extent Sunrise has actual knowledge to the contrary. The Company represents and warrants to Sunrise that all such information concerning the Company provided by the Company in response to requests made by Sunrise or otherwise, will be true and accurate in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which such statements are made. Sunrise shall be under no obligations to make an independent appraisal of assets or an investigation or inquiry as to any information regarding, or any representations of, any other participant in a Transaction, and shall have no liability with regard thereto. The Company acknowledges and agrees that Sunrise will be using and relying upon such information supplied by the Company and its officers, agents and others and any other publicly available information concerning the Company without any independent investigation or verification thereof or independent appraisal by Sunrise of the Company or its business or assets. If, in Sunrise’s opinion after completion of its due diligence process, the condition of the Company, financial or otherwise, and its prospects are not substantially as represented or do not fulfill Sunrise’s expectations, Sunrise shall have the sole discretion to review and determine its continued interest in proposed Transaction. The Company further represents and agrees that (i) the Company is not obligated to pay any finder in connection with any proposed Transaction pursuant to this Agreement and in any and all events that any parties other than Sunrise (“Other Parties”) seek compensation relating to the closing of any proposed Transaction, Sunrise shall be entitled to receive its full compensation from the Company as set forth in this Agreement and that Sunrise shall have no obligation whatsoever to pay any Other Parties, (ii) the Company shall deliver at the closing of each Transaction conducted hereunder (a) a certificate of each of the Company’s President and Treasurer to the effect that the Company’s information provided to the Investors does not contain any untrue statement of material fact or fail to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and all necessary corporate approvals have been obtained to enable the Company to deliver the Securities in accordance with the terms of the Transaction, and (b) an opinion of counsel for the Company satisfactory to Sunrise to the effect that the Company’s information provided to the Investors does not (except with respect to the financial statements or forecasts as to which no opinion need be expressed) contain any untrue statement of material fact or fail to state any material fact required to be stated therein or necessa1y to make the statements therein not misleading, in light of the circumstances in which they were made, and such other opinions as Sunrise and/or Sunrise’s counsel shall reasonably require, (iii) any Transaction shall only be conducted and closed, at the sole expense of the Company, through an escrow account and escrow agent that are both pre-approved by Sunrise, (iv) upon the closing of a Transaction by the Company during the term of this Agreement, the Company agrees that for a period of eighteen (18) months following expiration or termination of this Agreement, Sunrise shall have the first right of refusal to act as the Company’ s sole and exclusive agent for all Transaction pursuant to the terms of this Agreement.

Sunrise Securities LLC 1330 Avenue of the Americas, 36th Floor, New York, NY 10019	4

11.	Since Sunrise will be acting on behalf of the Company in connection with its engagement hereunder, the Company and Sunrise have entered into a separate indemnification agreement substantially in the form attached hereto as Schedule A and dated the date hereof, providing for the indemnification of Sunrise by the Company. Sunrise has entered into this Agreement in reliance on the indemnities set forth in such indemnification agreement.

12.	Sunrise shall perform its services hereunder as an independent contractor and not as an employee of the Company or an affiliate thereof. It is expressly understood and agreed to by the parties hereto that Sunrise shall have no authority to act for, represent or bind the Company or any affiliate thereof in any manner, except as may be agreed to expressly by the Company in writing from time to time.

13.	A. This Agreement and the Schedule A attached hereto constitute the entire agreement and understanding of the parties hereto, and supersede any and all previous agreements and understandings, whether oral or written, between the parties with respect to the matters set forth herein.

B. Any notice or communication permitted or required hereunder shall be in writing and shall be deemed sufficiently given if hand-delivered or sent (i) postage prepaid by registered mail, return receipt requested, or (ii) by facsimile to the respective parties as set forth be low, or to such other address as either party may notify the other of in writing:

if to the Company, to:	PY Nano Cell Ltd
8 hamsger Street
P.O. Box 236
Migdal HaEmek 2310102, Israel Attn: Dr Fernando de la Vega

Sunrise Securities LLC 1330 Avenue of the Americas, 36th Floor, New York, NY 10019	5

if to Sunrise, to:	Sunrise Securities LLC
1330 Avenue of the Americas, 36th Floor
New York, New York 10019
Attn: Dr. Amnon Mandelbaum

C. This Agreement shall be binding upon and inure to the benefit of each of the patties hereto and their respective successors, legal representatives and assigns.

D. This Agreement may be executed in any number of counterparts, each of which together shall constitute one and the same original document. This Agreement may be executed and delivered by exchange of facsimile copies showing the parties’ signatures, and those signatures need not be affixed to the same copy. The facsimile copies showing the signatures of the parties will constitute originally signed copies of the same Agreement requiring no further execution.

E. No provision of this Agreement may be amended, modified or waived, except in a writing signed by all of the parties hereto.

F. This Agreement shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to its conflict of law principles. The parties hereby agree that any dispute which may arise between them arising out of or in connection with this Agreement shall be adjudicated before a court located in New York City , and they hereby submit to the exclusive jurisdiction of the courts of the State of New York located in New York, New York and of the federal courts in the Southern District of New York with respect to any action or legal proceeding commenced by any party, and irrevocably waive any objection they now or hereafter may have respecting the venue of any such action or proceeding brought in such a court or respecting the fact that such court is an inconvenient forum, relating to or arising out of this Agreement, and consent to the service of process in any such action or legal proceeding by means of registered or certified mail, return receipt requested, in care of the address set forth in Paragraph 13B hereof.

14.	Anti-Money Laundering. To help the United States government fight the funding of terrorism and money laundering, the federal laws of the United States requires all financial institutions to obtain, verify and record information that identifies each person with whom they do business. This means we must ask you for ce1iain identifying information, including a government-issued identification number (e.g., a U.S. taxpayer identification number) and such other information or documents that we consider appropriate to verify your identity, such as certified articles of incorporation, a government-issued business license, a partnership agreement or a trust instrument.

Sunrise Securities LLC 1330 Avenue of the Americas, 36th Floor, New York, NY 10019	6

The Company represents that, to the best of its knowledge, none of (i) the Company, (ii) any person controlling or controlled by the Company, (iii) any person having a beneficial ownership interest in the Company or (iv) any person for whom the Company acts as an agent or nominee is (x) a country, ten-itory, individual or entity named on the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) list, (y) a person or entity prohibited under the programs administered by OFAC (“OFAC Programs”) or (z) a country, territory, individual or entity named on another international sanctions list. The Company further represents that, to the best of its knowledge, none of the proceeds of the Transaction shall be derived from or used for any purpose prohibited under the OFAC Programs or other international sanctions programs.

The parties hereby waive trial by jury in any action or proceeding involving, directly or indirectly, any matter in any way arising out of or in connection with this Agreement.

If the foregoing correctly sets forth the understanding between Sunrise and the Company with respect to the foregoing, please so indicate your agreement by signing in the place provided below, at which time this letter shall become a binding contract.

SUNRISE SECURITIES LLC
By Its Authorized Signatory:

By	/s/ Amnon Mandelbaum
Amnon Mandelbaum
President

PV NANO CELL LTD.
Accepted and Agreed:

By Its Authorized Signatory:

By:	/s/ Dr. Fernando de la Vega
Name:	Dr. Fernando de la Vega
Title:	CEO

Sunrise Securities LLC 1330 Avenue of the Americas, 36th Floor, New York, NY 10019	7

SCHEDULE A

Indemnification Provisions

In connection with the engagement of SUNRISE SECURITIES LLC (together ’Sunrise” ) by PV NANO CELL LTD. (together with all subsidiaries , affiliates, successors and other controlled units , either existing or formed subsequent to the execution of this engagement, the “Company”) pursuant to a letter agreement dated January 9, 2017 between the Company and Sunrise as it may be amended from time to time (the “Letter Agreement”), the Company, hereby agrees as follows:

1.	In connection with or arising out of or relating to the engagement of Sunrise under the Letter Agreement, or any actions taken or omitted, services performed or matters contemplated by or in connection with the Letter Agreement, the Company agrees to reimburse Sunrise, its affiliates and their respective directors, officers, employees, agents and controlling persons (each an “Indemnified Party”) promptly upon demand for actual, out of-pocket expenses (including reasonable fees and expenses for legal counsel) as they are incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim, or any litigation, proceeding or other action in respect thereof (collectively, a “Claim”). The Company also agrees (in connection with the foregoing) to indemnify and hold harmless each Indemnified Party from and against any and all out-of pocket losses, claims, damages and liabilities , joint or several, to which any Indemnified Party may become subject, including any amount paid in settlement of any litigation or other action (commenced or threatened) to which the Company shall have consented in writing (such consent not to be unreasonably withheld), whether or not any Indemnified Party is a party and whether or not liability resulted; provided, however, that the Company shall not be liable pursuant to this sentence in respect of any loss, claim , damage or liability to the extent that a court or other agency having competent jurisdiction shall have determined by final judgement (not subject to further appeal) that such loss, claim, damage or liability was incurred solely as a direct result of the willful misconduct or gross negligence of such Indemnified Party.

2.	An Indemnified Party shall have the right to retain separate legal counsel of its own choice to conduct the defense and all related matters in connection with any Claim. The Company shall pay the reasonable fees and expenses of such legal counsel and such counsel shall to the fullest extent, consistent with its professional responsibilities, cooperate with the Company and any legal counsel designated by the Company.

3.	The Company will not, without the prior written consent of each Indemnified Party settle, compromise or consent to the entry of any judgement in any pending or threatened Claim in respect of which indemnification may be reasonably sought hereunder (whether or not any Indemnified Person is an actual or potential party to such Claim), unless such settlement, compromise or consent includes an unconditional, irrevocable release of each Indemnified Person against whom such Claim may be brought hereunder from any and all liability arising out of such Claim.

4.	In the event the indemnity provided for in paragraphs 1 and 2 hereof is unavailable or insufficient to hold any Indemnified Party harmless, then the Company shall contribute to amounts paid or payable by an Indemnified Party in respect of such Indemnified Party’s losses, claims, damages and liabilities as to which the indemnity provided for in paragraphs 1 and 2 hereof is unavailable or insufficient (i) in such portion as appropriately reflects the relative benefits received by the Company, on the one hand , and the Indemnified Party, on the other hand, in c01mection with the matters as to which losses, claims, damages or liabilities relate, or (ii) if the allocation provided by (i) above is not permitted by applicable law, in such proportion as appropriately reflects not only the relative benefits referred to in clause (i) but also the relative fault of the Company, on the one hand, and the Indemnified Parties, on the other hand, as well as any other equitable considerations. The amounts paid or payable by a party in respect of losses, claims, damages and liabilities referred to above shall be deemed to include any reasonable legal or other out-of-pocket fees and expenses incurred in defending any litigation, proceeding or other action or claim. Notwithstanding the provisions hereof, Sunrise’s share of the liability hereunder shall not be in excess of the amount of fees actually received by Sunrise under the Letter Agreement (excluding any amounts received as reimbursement of expenses by Sunrise).

Sunrise Securities LLC 1330 Avenue of the Americas, 36th Floor, New York, NY 10019

5.	It is understood and agreed that, in connection with Sunrise’s engagement by the Company under the Letter Agreement, Sunrise may also be engaged to act for the Company in one or more additional capacities, and that the terms of any such additional engagement may be embodied in one or more separate written agreements. These Indemnification Provisions shall apply to the engagement under the Letter Agreement and to any such additional engagement and any modification of such additional engagement; provided, however, that in the event that the Company engages Sunrise to act as a dealer manager in an exchange or tender offer or as an underwriter in connection with the issuance of securities by the Company or to furnish an opinion letter, such further engagement may be subject to separate indemnification and contribution provisions as may be mutually agreed upon.

6.	These Indemnification Provisions shall remain in full force and effect in connection with the transaction contemplated by the Letter Agreement whether or not consummated, and shall survive the expiration of the period of the Letter Agreement, and shall be in addition to any liability that the Company might otherwise have to any Indemnified Party under the Letter Agreement or otherwise.

7.	Each party hereto consents to personal jurisdiction and service of process and venue in any court in the State of New York in which any claim for indemnity is brought by any Indemnified Person.

8.	These Indemnification Provisions may be executed in any number of counterparts, each of which shall be deemed an original but all of which when taken together shall constitute one and the same instrument. These Indemnification Provisions may be delivered by facsimile, and facsimile signatures shall be treated as original signatures for all applicable purposes.

SUNRISE SECURITIES LLC
By Its Authorized Signatory:

By	/s/ Amnon Mandelbaum
Amnon Mandelbaum
President

PV NANO CELL LTD.
By Its Authorized Signatory:

By:	/s/ Dr. Fernando de la Vega
Name:	Dr. Fernando de la Vega
Title:	CEO